# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SHARPLINK, INC., CIK 0001981535
CUSIP: 820014405
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 S. Biscayne Boulevard, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 10/08/2026
Amends the filing with accession number 0001493152-26-017133
Filed by CIK 0002071490
Persons authorized to receive notices and communications: Matt Corva, Consensys Software Inc.,, 5049 Edwards Ranch Road,, Ft. Worth, Texas (TX), 76109, (908) 460-6905; Douglas V. Getten, Baker Botts L.L.P.,, 910 Louisiana Street, Houston, Texas (TX), 77002, (713) 229-1386

## Reporting persons
- Joseph Michael Lubin (CIK 0002071490): type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); source of funds: personal funds (PF); sole voting power 5,154,213; shared voting power 5,711,919; sole dispositive power 5,154,213; shared dispositive power 5,711,919; aggregate amount beneficially owned 10,866,132 (4.9% of the class)
  Comment: Items 7 and 9 consist of 5,154,213 shares of common stock, par value $0.0001 ("Common Stock"), of Sharplink, Inc. (formerly known as SharpLink Gaming, Inc.) (the "Issuer"), held by Mr. Lubin directly.
  
  Items 8 and 10 consist of (i) 3,455,019 shares of Common Stock issuable under non-pre-funded warrants held by Consensys Software Inc. ("CSI"), an entity that may be deemed controlled by Mr. Lubin, (ii) 1,200,000 shares of Common Stock held directly by Permanent Highest Power Capital LLC ("PHPC LLC"); (iii) 975,600 shares of Common Stock held by Consensys AG ("CAG"), an entity that may be deemed controlled by Mr. Lubin; and (iv) 81,300 shares of Common Stock held directly by Ethereal Ventures Fund II L.P, an entity in which Mr. Lubin may be deemed to share indirect control.
  
  Items 11 and 13 are calculated based on an assumed combined total of 220,678,623 shares of Common Stock outstanding. This assumed combined total outstanding of Common Stock consists of: (i) 217,223,604 shares of Common Stock outstanding as of August 3, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 (the "Q2 2026 10-Q"), and (ii) an aggregate of 3,455,019 non-pre-funded warrants held by CSI, all of which are currently exercisable for newly-issued Common Stock.
  
  Mr. Lubin does not have any voting or investment control over the securities held by CSI or CAG, and disclaims beneficial ownership of the Issuer's securities held by CSI and CAG. This statement shall not be deemed an admission that Mr. Lubin is the beneficial owner of the Issuer's securities held by CSI and CAG for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.
- Consensys Software Inc. (CIK 0001894351): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,455,019; sole dispositive power 0; shared dispositive power 3,455,019; aggregate amount beneficially owned 3,455,019 (1.6% of the class)
  Comment: Items 8, 10 and 11 consist of an aggregate of 3,455,019 shares of Common Stock issuable under all non-pre-funded warrants held by CSI.
  
  Item 13 is calculated based on an assumed combined total of 220,678,623 shares of Common Stock outstanding. This assumed combined total outstanding of Common Stock consists of: (i) 217,223,604 shares of Common Stock outstanding as of August 3, 2026, as disclosed in the Q2 2026 10-Q, and (ii) an aggregate of 3,455,019 non-pre-funded warrants held by CSI, all of which are currently exercisable for newly-issued Common Stock.
- Consensys AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 0; shared voting power 975,600; sole dispositive power 0; shared dispositive power 975,600; aggregate amount beneficially owned 975,600 (0.5% of the class)
  Comment: Items 8, 10 and 11 consist of 975,600 shares of Common Stock held by CAG.
  
  Item 13 is calculated based on an assumed combined total of 217,223,604 shares of Common Stock outstanding as of August 3, 2026, as disclosed in the Q2 2026 10-Q.
- Permanent Highest Power Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,200,000; sole dispositive power 0; shared dispositive power 1,200,000; aggregate amount beneficially owned 1,200,000 (0.6% of the class)
  Comment: Items 8, 10 and 11 consist of 1,200,000 shares of Common Stock held directly by PHPC LLC.
  
  Item 13 is calculated based on an assumed combined total of 217,223,604 shares of Common Stock outstanding as of August 3, 2026, as disclosed in the Q2 2026 10-Q.
- Ethereal Ventures Fund II L.P. (CIK 0002027740): type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 81,300; sole dispositive power 0; shared dispositive power 81,300; aggregate amount beneficially owned 81,300 (0% of the class)
  Comment: Items 8, 10 and 11 consist of 81,300 shares of Common Stock held directly by Ethereal Ventures Fund II L.P. ("Fund II").
  
  The sole general partner of Fund II is Ethereal Ventures II Partners L.P., whose sole general partner is Ethereal Ventures II GP Ltd. ("EV GP"). Mr. Lubin and Hui Min Teo each have a 50% interest in EV GP and comprise its Board of Directors.
  
  Item 13 is calculated based on an assumed combined total of 217,223,604 shares of Common Stock outstanding as of August 3, 2026, as disclosed in the Q2 2026 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SHARPLINK, INC.
Address of issuer's principal executive offices: 200 S. Biscayne Boulevard, Miami, Florida (FL), 33131
Comment:
This Amendment No.2 to Schedule 13D ("Amendment No. 2"), which relates to beneficial ownership of shares of the common stock, par value $0.0001 per share ("Common Stock") of Sharplink, Inc. (the "Issuer"), is being filed by the Reporting Persons named below to amend the Schedule 13D originally filed by Joseph Michael Lubin, Consensys Software Inc. ("CSI"), and Consensys AG ("CAG") on June 6, 2025 (the "Original 13D"), as amended by Amendment No. 1 thereto filed on April 16, 2026 ("Amendment No. 1" and, together with the Original 13D, the "Schedule 13D"), to reflect: (i) an increase in the number of shares of Issuer Common Stock outstanding; (ii) that on October 8, 2026, CSI sold all 5,676,952 shares of Common Stock held by it in a block trade at a price of $8.39.

This Amendment No. 2 amends the Schedule 13D as follows.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended in its entirety to read as follows:

This Amendment No. 2 is being filed jointly by:

(i) Joseph Michael Lubin, a citizen of Canada;

(ii) Consensys Software Inc., a Delaware corporation ("CSI");

(iii) Consensys AG, a corporation incorporated in Switzerland ("CAG");

(iv) Permanent Highest Power Capital LLC, a Delaware limited liability company ("PHPC"); and

(v) Ethereal Ventures Fund II, L.P. ("Fund II")

Each of the foregoing is referred to as a "Reporting Person," and collectively as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1. Information with respect to the executive officers and directors of CSI and CAG, and the general partner of Fund II is set forth on Schedule 1 hereto.
Residence or business address: The address for Mr. Lubin and CSI for purposes of this filing is 5049 Edwards Ranch Rd., Ft Worth, TX 76109. The address for CAG for purposes of this filing is Gartenstrasse 6, 6300 Zug, Switzerland. The address for PHPC for purposes of this filing is SAX, c/o Lisa Goldman, 1040 Avenue of the Americas 16th Floor, New York, NY 10018. The address for Fund II for purposes of this filing is Kingston Chambers, PO Box 173, Road Town, Tortola, VG1110, BVI.
Present principal occupation or employment: Mr. Lubin is the CEO and a director of CSI, and Chairperson of the Board of CAG. CSI and CAG are blockchain and web3 software companies with a strategic focus on Ether, the native cryptocurrency of the Ethereum blockchain ("ETH"). Mr. Lubin is the sole manager of PHPC LLC, a limited liability company formed by Mr. Lubin for estate planning purposes. Mr. Lubin is the 50% owner (and a director) of Ethereal Ventures II GP Ltd., which is the general partner of Ethereal Ventures II Partners L.P., which is the general partner of Fund II. Fund II engages in early stage equity, equity-related, and debt investments in private companies and digital asset investments.
Criminal convictions in the last five years: During the five years preceding the date of this filing, neither any of the Reporting Persons, nor any of the persons listed on Schedule 1, have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See response to (d).
Citizenship: Mr. Lubin is a Canadian citizen.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby deleted in its entirety and replaced with the following:

The information set forth or incorporated in Item 3 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

On October 8, 2026, CSI sold all 5,676,952 shares of Common Stock held by it in a block trade at a price of $8.39 per share. CSI effected the sale to liquidate their position.

The Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

From time to time, the Reporting Persons may acquire beneficial ownership of additional securities of the Issuer, by purchase or otherwise, including additional purchases of shares in the open-market or privately negotiated transactions or otherwise and upon receipt from the Issuer of future equity compensation awards for which Mr. Lubin may qualify as Chairman of the Board or member of the board of directors of the Issuer, including, but not limited to, certain derivative and restricted securities. In addition, from time to time, the Reporting Persons may dispose of all or a portion of the securities of the Issuer that are beneficially owned by such Reporting Persons.

The contribution by Mr. Lubin to PHPC LLC of pre-funded warrants to purchase up to 1,200,000 shares of Common Stock held directly by Mr. Lubin, and the gift all of the limited liability company interests in PHPC LLC to the Trust immediately thereafter, was for estate planning purposes. The pre-funded warrants beneficially owned by each of Mr. Lubin, PHPC LLC, and CSI were exercised (for a nominal exercise price) as a result of the increase in the number of shares of the Issuer's Common Stock outstanding, as such exercise is now permitted by the beneficial ownership limitations set forth in certain of such warrants. Although the exercise of such warrants increased the voting power of the Reporting Persons, it did not reflect any change in the intent of the Reporting Persons with respect to their investment in the Issuer.

Except as set forth above, at the present time, the Reporting Persons do not have any current plans or future intentions of making additional changes to the board of directors, management, or changing the number/terms of board of director members of the Issuer.

Other than as described above, the Reporting Persons do not have any plan or proposal that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. As of the date hereof, the Reporting Persons collectively beneficially own 10,866,132 shares of Common Stock, representing approximately 4.9% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Mr. Lubin may be deemed to control each of CSI and CAG, and as a result, may be deemed to share beneficial ownership of the Issuer's securities held directly by those entities. Mr. Lubin disclaims beneficial ownership with respect to such securities. Mr. Lubin, as the manager of PHPC LLC, may be deemed to share beneficial ownership of the Issuer's securities held directly by PHPC LLC. Mr. Lubin, as the 50% owner of Ethereal Ventures II GP Ltd., which is the general partner of Ethereal Ventures II Partners L.P., which is the general partner of Fund II, may be deemed to share beneficial ownership of the Issuer's securities held directly by Fund II with Hui Min Teo. See Schedule I.
Transactions in the class effected during the past sixty days: Except the information set forth in this Amendment No. 2, no transactions in any of the Common Stock have been effected by the Reporting Persons (or the persons on Schedule 1 hereto) during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of October 8, 2026, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following at the end thereof:

The information set forth in Item 1 and Item 4 of this Amendment No. 2 is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1, filed with the Securities and Exchange Commission on April 16, 2026).

## Signatures
- Joseph Michael Lubin: /s/ Joseph Michael Lubin, Joseph Michael Lubin (10/13/2026)
- Consensys Software Inc.: /s/ Matthew Corva, Matthew Corva/ General Counsel (10/13/2026)
- Consensys AG: /s/ Federico Soddu, Federico Soddu/ General Counsel (10/13/2026)
- Permanent Highest Power Capital LLC: /s/ Joseph Michael Lubin, Joseph Michael Lubin/Manager (10/13/2026)
- Ethereal Ventures Fund II L.P.: /s/ Hui Min Teo, Hui Min Teo/Director of Ethereal Ventures II GP Ltd, general partner of Ethereal Ventures II Partners L.P., general partner of Ethereal Ventures Fund (10/13/2026)